UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017682

DC
No Act
P.E. 3-19-03
1-14766

March 20, 2003

Frank Lee
Huber Lawrence & Abell
605 Third Avenue
New York, NY 10158

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

Re: Energy East Corporation

Dear Mr. Lee:

This is in regard to your letter dated March 19, 2003 concerning the shareholder proposal submitted by John Bertl for inclusion in Energy East's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Energy East therefore withdraws its February 4, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Sincerely,

Grace K. Lee
Special Counsel

cc: John Bertl
32 Bog Road
North New Portland, ME 04961-3407

LAW OFFICES OF

HUBER LAWRENCE & ABELL

605 THIRD AVENUE

NEW YORK, N.Y. 10158

TELEPHONE
(212) 682-6200

FACSIMILE
(212) 661-5759

WASHINGTON OFFICE
1001 G STREET, N.W.
WASHINGTON, D.C. 20001
(202) 737-3880

Rule 14a-8(i)

Direct Dial: 455-5515

February 4, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Energy East Corporation 2003 – Annual Meeting**

Gentlemen:

We are counsel for Energy East Corporation (the "Company"). The Company proposes to file on or about April 28, 2003 definitive copies of proxy material relating to the Company's Annual Meeting to be held June 13, 2003.

Under cover letters dated December 20, 2002 and December 12, 2001, copies of which are attached as Exhibit A, Mr. John Bertl (the "Proponent") has indicated that he proposes to submit for approval by shareholders at the 2003 Annual Meeting, a shareholder proposal (the "Proposal").

We hereby request, on behalf of the Company, that the Staff of the Division of Corporation Finance not recommend enforcement action if the Company's management omits the Proposal from its proxy statement and proxy on the following grounds:

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(4) as a personal grievance, which is intended to further a personal interest, not shared by the other shareholders at large.

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because inclusion of the Proposal and the supporting statements in the proxy materials would result in, among other things, false and misleading statements pursuant to Rule 14a-9.

3. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) as relating to the ordinary business operations of the Company.

4. The Proposal may be omitted pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under New York law.

5. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) because the Proposal, if implemented, would cause CMP (as defined below) to violate Maine law.

To the extent that this no-action request is based on matters related to the laws of the State of New York and to applicable United States federal law, except as provided by the attached Exhibit C, this letter also constitutes legal advice to the Company and should be deemed a supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). With respect to opinions on matters of Maine law, we have relied upon the opinion of R. Scott Mahoney, Esq. of even date herewith and attached as Exhibit C. The letter from R. Scott Mahoney, Esq. constitutes a supporting opinion of counsel required by Rule 14a-8(j)(2)(iii).

Background

In 2000, Proponent purchased the Abbotts Mill hydroelectric generating station ("Abbotts Mill"), located in Rumford, Maine. Federal Energy Regulatory Commission ("FERC") rules require that there be an Interconnection Agreement to govern the interconnection terms and conditions between Central Maine Power Company ("CMP"), a wholly-owned subsidiary of the Company, and the Abbotts Mill facility. In December 2000 and January 2001, CMP attempted to negotiate mutually acceptable terms and conditions, but a series of disputes with Proponent regarding these terms and conditions resulted in CMP filing an unexecuted Interconnection Agreement in January 2001.

FERC issued an Order on October 26, 2001 directing that a hearing be held to determine whether the Interconnection Agreement was just and reasonable as applied to Abbotts Mill. While the FERC proceeding was pending, Proponent petitioned the Maine Public Utilities Commission ("MPUC") to adopt provisions that would lower the operational costs of small generators like the Abbotts Mill facility. In cooperation with the MPUC Staff, CMP agreed to waive the cost of hourly interval meters and the express insurance requirements for renewable generating facilities of 100 kW or less, as set forth in the MPUC's November 6, 2001 Accounting Order in Docket No. 2001-742 ("MPUC Accounting Order").

Based on the MPUC Accounting Order, CMP revised the Interconnection Agreement to remove insurance requirements and the costs of hourly interval metering. CMP filed the revised Interconnection Agreement with FERC, believing that this revised agreement would resolve all of Proponent's issues relating to the Abbotts Mill facility. On April 24, 2002, FERC issued an *Order Accepting Revised Interconnection Agreement, as Clarified, and Resolving Complaint Proceeding*, a copy of which is attached hereto as Exhibit B. This Order denied Proponent's requests and found that the revised Interconnection Agreement fosters generation from very small facilities that use renewable resources like the Abbotts Mill facility. Finally, FERC found that CMP, as solely a transmission and distribution utility, is not required to purchase power from Proponent under the Public Utility Regulatory Policies Act of 1978 ("PURPA").

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(4) as a personal grievance, which is intended to further a personal interest, not shared by the other shareholders at large.

Rule 14a-8(i)(4) provides that a company may exclude a shareholder proposal if that proposal seeks redress of a personal claim or grievance of a proponent against the company or any other person, or if the proposal is designed to result in a benefit to the proponent or to further a personal interest of the proponent that is not shared by the other shareholders at large. This rule is designed to prevent shareholders from abusing the shareholder proposal process in order to "achieve personal ends that are not necessarily in the common interests of the [company's] shareholders generally." Release No. 34-20091 (August 16, 1983). The shareholder proposal is not an appropriate forum for advancing a claimant's individual interest. See *Burlington Northern Santa Fe Corp.* (February 5, 1999).

The correspondence attached as Exhibit A, particularly the first paragraph of the December 12, 2001 letter, clearly demonstrates that Proponent is attempting to use the shareholder proposal process as a means of furthering his personal grievance with CMP. Proponent states "To my detriment, CMP's pernicious actions have not abated but instead have gotten much worse. Therefore, as a shareholder with 1,700 shares, I am requesting to have a stock holders initiative to be placed on the upcoming ballot..." As discussed above in the section entitled "Background," Proponent has been engaged in a dispute with CMP over certain issues relating to Proponent's Abbotts Mill facility. Having received an unfavorable decision from the FERC, Proponent is attempting once again to wring concessions from CMP with respect to issues that were previously ruled on by FERC. As evidenced by his correspondence, Proponent's dispute with CMP is the primary reason for submitting the Proposal.

The Proposal would require, among other things, CMP to purchase power from "small electrical providers whose energy can be classified as 'Green Power,'" and especially to "small 'run of river' hydroelectric sites." See Exhibit A. Proponent's Abbotts Mill facility is a small 'run of river' hydroelectric site. Although the Proposal itself purports to address the concerns of the economic conditions of small energy providers in general, we believe it must be read in conjunction with the correspondence accompanying the Proposal to ascertain its actual purpose. As the owner of a small hydroelectric facility, Proponent would stand to directly benefit if CMP were required to purchase power from these facilities. As stated above, Rule 14a-8(i)(4) specifically provides that a company may exclude a shareholder proposal if the proposal is designed to result in a benefit to the proponent or to further a personal interest of the proponent that is not shared by the other shareholders at large. We find it difficult to imagine how the Proposal would benefit other shareholders; in fact, Proponent acknowledges that inclusion of his Proposal "will be detrimental to the value of the stock." See Exhibit A.

In general, Staff has agreed that proposals intended to result in compensation or personal benefit to a proponent may be omitted under Section 14a-8(i)(4). See, for example, *Johnson & Johnson* (January 7, 2000) (proposal requesting that company be required to pay satisfactory compensation to inventors of products where the proponent was seeking compensation and recognition for a product he has claimed to have invented), *Mobil Corporation* (February 8, 1998) (proposal regarding settlement of environmental claims where the proponent was a landowner asserting entitlement to such damages), *Station Casinos, Inc.* (October 15, 1997) (proposal regarding maintaining company liability insurance where proponent had filed lawsuit claiming damages from theft at company's facility) and *Unocal Corporation* (March 10, 1997) (proposal where the subject matter was identical to that asserted in proponent's previous unsuccessful lawsuit against the registrant).

The Proposal deals with a matter of personal interest to Proponent that is not shared by the Company's other shareholders and if adopted, such Proposal would in fact harm the other shareholders. The Proposal is a result of a culmination of pleadings to the MPUC and FERC, which, as discussed above, refused to require that CMP purchase power from Proponent's Abbotts Mill facility. Proponent is now attempting to redress a personal grievance and such Proposal should be excluded under Rule 14a-8(i)(4).

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) since inclusion of the Proposal and the supporting statements in the Proxy Materials would result in, among other things, false and misleading statements pursuant to Rule 14a-9.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal from its proxy statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials."

The Proposal contains statements that the "poor economics" for small energy providers "is currently being exacerbated by the way Central Maine Power (CMP) is conducting itself;" that "CMP is currently not complying with their own Net Energy Metering agreements, not abiding by the rulings issued by the [MPUC] and not abiding with the rulings issued by the [FERC];" that it is "CMP's practice to delay as long as possible their legal obligations if it is to the detriment of the small producers (which appears to be viewed as favorable to CMP);" and that "CMP then acquiesces only when forced to comply by the courts or the Commission." Such statements are false and misleading and Proponent has provided no facts to support his inflammatory accusations. Rule 14a-9 specifically defines as misleading "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The statements made in the Proposal impugn the integrity and reputation of CMP and makes charges concerning improper actions of CMP for allegedly failing to abide by federal and state regulatory body rulings and for allegedly employing certain unspecified delay tactics. All of these accusations are without factual foundation.

The first paragraph of the Proposal states that "it shall be the policy of the Company to encourage the existence of small electrical providers whose energy can be classified as 'Green Power.' This encouragement shall especially apply to those small 'run of river' hydroelectric sites that were created because of the economic incentives provided by the Public Utility Regulatory Policies Act of 1978 (PURPA)." The policy called for by the Proposal is extremely vague and indefinite, and raises interpretive questions that would confuse shareholders. The Proposal fails to provide criteria necessary to enable a shareholder to adequately assess the nature of the actions requested or to determine, if the policy was implemented, whether the action by CMP would be in keeping with the Proposal. It is unclear how Proponent would have CMP "encourage" the continued existence of small electrical providers; whether such encouragement should extend to mere "existence" or some other standard; what "Green Power" facilities are contemplated; what facility would be deemed to be a "small 'run of river' hydroelectric" site?

The Proposal also states that it must be CMP's policy to "offer technical and business guidance to these producers by [CMP's] experts in the field with the goal of continued operation in the changing energy environment;" that CMP policy must be "to offer grants where needed;" and that CMP policy must be "to assist wherever management deems possible, when requested." The policies called for are vague and indefinite. What qualifies as "technical and business guidance?" What types of "grants" must be offered and to whom must they be offered and for what amount? What type of assistance is contemplated and how would "management" deem the assistance "possible?"

It should be noted that the standard endorsed by the Staff with respect to the excludability of proposals due to vagueness and indefiniteness is that when actions requested by proposals are so inherently vague and indefinite that the shareholders voting on the proposals would not be able to determine with any reasonable certainty exactly what actions or measures the company would take in the event the proposals were implemented, the proposals may be misleading. Therefore, such proposals may be excludable under Rule 14a-8(i)(3) since any action ultimately taken by the company upon the implementation of the proposals could be quite different from the type of action envisioned by the shareholders at the time their votes were cast. See *E.I. Du Pont de Nemours and Company, Inc.* (February 8, 1977); see also *Central Maine Power Company* (March 13, 1981).

3. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) as relating to the ordinary business operations of the Company.

Rule 14a-8(i)(7) allows the omission of any proposal that "deals with a matter relating to the company's ordinary business operations." The Proposal generally relates to CMP's relationship with small electric providers, and specifically to hydroelectric facilities. We believe that these matters are within the ordinary course of the Company's, and specifically CMP's, business operations. The Commission has stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998).

Furthermore, in Release No. 34-40018, the Commission provided guidelines as to what matters are covered by the "ordinary business" exclusion under Rule 14a-8(i)(7). The Commission identified, as a policy consideration underlying the Rule, whether a proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Specifically, the Commission noted that this issue could arise when a proposal involves "intricate detail." See also *Johnson & Johnson* (January 7, 2000).

The Proposal requests that the Company must be required to: a) purchase power from small electrical providers such as hydroelectric sites for the Company's internal consumption, b) offer technical and business guidance to small electric providers, c) offer grants where needed, d) assist such providers wherever CMP management deems possible, when requested, and e) encourage the continued existence of "small electrical providers whose energy can be classified as 'Green Power,'" and especially to small 'run of river' hydroelectric sites. See Exhibit A. All of these proposals are management decisions within the ordinary course of its business operations and Company management should not be required to follow such procedures on a mandatory basis. Thus, under Rule 14a-8(i)(7), the Proposal should be excluded from the proxy statement and proxy.

4. The Proposal may be omitted pursuant to Rule 14a-8(i)(1) since it is not a proper subject for action by shareholders under New York law.

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The Company is incorporated in the State of New York. Section 701 of the Business Corporation Law of the State of New York provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of

New York places decision-making authority relating to the matters articulated in the Proposal directly in the hands of the shareholders. The Proposal, although false, misleading and vague, is clear in one respect: it improperly eliminates the role of the Company's board of directors by seeking to place the decision-making power with respect to the actions called for in the Proposal directly in the hands of the shareholders.

Specifically, nothing in the law of the State of New York places the decision-making authority relating to CMP's obligation to support small energy providers into the hands of the Company's shareholders. Rather, the Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action within the province of the board is inconsistent with the discretionary authority granted to a board of directors under state law and is excludable under Rule 14a-8(i)(1). See, *e.g., Alaska Air Group, Inc.* (March 26, 2000); see also *American Electric Power Company, Inc.* (January 16, 2002) and *CH Energy Group, Inc.* (January 15, 2003).

Since the Proposal requires that CMP adopt certain policies in connection with small energy providers, the Proposal, in our opinion, violates New York law by improperly eliminating the role of the Company's board of directors and placing the decision-making power relating to the subject matter of the Proposal into the hands of the Company's shareholders. Since this is an improper subject for action by our shareholders under New York law, the Proposal should also be excludable from the Company's proxy statement and proxy pursuant to Rule 14a-8(i)(1).

5. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) since the Proposal, if implemented, would cause CMP to violate Maine law.

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

By requiring CMP to purchase power from small energy providers, the Proposal, if implemented, would cause CMP to violate Maine law. Maine law prohibits CMP, as an investor-owned transmission and distribution utility from owning, having a financial interest in or otherwise controlling generation or generation-related assets. See 35-A M.R.S.A. § 3204. Purchasing power from energy service providers would be a means of "controlling" generation assets. The legislative history to Title 35-A specifically states that "an electric utility may not be required pursuant to Title 35-A, chapter 33 to enter into a contract to purchase power from a qualifying facility." See Maine Revised Statutes, Title 35-A, Chapter 32, Historical and Statutory Notes. In addition to state law, the FERC specifically refused to require that CMP purchase power generated from Proponent at his Abbotts-Mill facility, explaining that CMP is not an electric utility as defined in Section 3(4) of PURPA, and is not subject to the power purchase requirements of Section 210 of PURPA. See attached Exhibit B.

Proponent is seeking to circumvent a FERC order and provisions of Maine law by resorting to the shareholder proposal process. Thus, the Proposal, if implemented, would cause CMP to violate Maine law and should therefore also be excludable under Rule 14a-8(i)(2).

Conclusion

Based on the foregoing, we respectfully request that Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal from its 2003 proxy statement and proxy.

If you have any questions concerning this submission, please call the undersigned at (212) 455-5515. In the event that Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response.

Kindly acknowledge receipt of the original and seven copies of this letter with attachments, on the enclosed acknowledgement copy of this letter and return in the enclosed self-addressed stamped envelope.

Very truly yours,

Frank Lee

Enclosure

cc: Mr. John Bertl

Exhibit A

December 20, 2002

John Bertl
32 Bog Road
North New Portland, Maine 04961-3407

Ms. Sheila Cafferillo
c/o Energy East Corporation
P.O. Box 3200
Ithaca, New York 14852

Dear Ms.Cafferillo:

Attached please find a copy of a letter I wrote to you one year ago. This letter led to what I thought was an agreement between you, Sara Burns and myself. The agreement was I would withdraw the letter and its request in exchange for a meeting between myself and a CMP engineer. The purpose of this meeting was to work out mutually agreeable solutions to the difficulties seen by hydroelectric facilities trying to exist in CMP's service territory. The reason why I wanted to meet with an engineer is because I am an engineer, I can speak to an engineer so that he can understand the problems as I know them and their obvious solutions. He can speak to me so that I can understand CMP's viewpoint. And perhaps some mutually agreeable solutions could be found to help hydroelectric facilities to continue to operate in the State of Maine.

I withdrew the attached letter January 15, 2002 but CMP did not keep their end of the agreement. Based on CMP's actions, it is my opinion that the entire meeting was a sham to buy time. On January 25, 2002, CMP filed a brief to FERC designed to undermine my case with FERC. CMP in cahoots with Maine's Public Utility Commission reduced Abbotts Mill Hydro's meter fees and insurance requirements to reasonable amounts and then asked FERC to dismiss my case stating my problems were solved. The outstanding issue of calibration, CMP said, would be taken up in another ongoing docket or matter before FERC where the subject was more germane.

The reason for my action with FERC was to help all hydros in Maine not just Abbotts Mill. Helping Abbotts Mill and getting the case dismissed so all hydro facilities in Maine were no longer part of the equation was a dirty underhanded move that promotes the Darth Vader image that CMP has with many of its customers. Of course, CMP never took up the calibration issue like they said they would.

Then on February 5, 2002, CMP wrote a letter to the Maine Public Utility Commission in opposition to the sale of Gilman Stream Hydro, my second hydroelectric facility, to Kingfield Wood Products. Kingfield Wood Products wanted the production of the hydro so that they could net energy meter Gilman's electrical production with their over $100,000 consumption per year. They, as all manufacturing businesses in Maine, are having difficulty existing economically and are looking for innovative ways to reduce their cost. CMP's position was to narrowly define Chapter 313 Section 3C of MPUC's regulations by saying the manufacturing facility and the hydro facility were not in the vicinity of each other when it could easily be said they are in vicinity of each other. This is not trying to work with me nor is it trying to help the manufacturing businesses in the State of Maine.

December 20, 2002

My earlier letter told you about billing errors that occurred last year and that I was willing to work for CMP on a contract basis to perform the work to insure all net energy billing would be done correctly. Please know that no discussion of this ever took place. The billing errors have not stopped. I have received disconnection notices, I have gone over a month without a bill and had to telephone CMP to get it resolved and mistakes in amounts billed have surfaced months later where, of course, I owe more money. Granted the mistakes are not as bad as they were last year, but I believe it is because I now have a CMP contact that I can call when thing go awry and he is highly motivated to correct the problem when I call.

I find it impossible to believe that the actions taken by CMP that I have experienced are from a company that is benevolent and trying to work with me. Individually, everyone I talk to or work with at CMP is great. But something has to change. The company needs to have a policy that tells them to be looking and working for solutions to help hydroelectric facilities. Therefore, I wish to reinstate my earlier letter. I would like a stockholder's initiative to be placed on the upcoming ballot to direct CMP to work with all small energy producers with the goal of helping them to economically exist. I have a good working relationship with Mr. Richard Hevey and suggest he and I be allowed to work together on the text of the initiative. If you feel a visit to New York by me to work with you or someone else there on this matter would be preferable, I am agreeable to travel there anytime at my own expense.

I look forward to your response.

Sincerely,

John Bertl

John Bertl

December 12, 2001

John Bertl
32 Bog Road
North New Portland, Maine 04961-3407

Ms. Sheila Cafferillo
c/o Energy East Corporation
P.O. Box 3200
Ithaca, New York 14852

Dear Ms. Cafferillo,

It is with anxiety that I write this second letter to you. I have not heard anything from Energy East concerning the unprofessionalism of Central Main Power that I have experienced and wrote you about earlier this year. To my detriment, CMP's pernicious actions have not abated but instead have gotten much worse. Therefore, as a stockholder with 1,700 shares, I am requesting to have a stock holders initiative to be placed on the upcoming ballot, the wording of which I would like work out with you or the board of directors. I propose the following wording:

> It shall be the policy of the Company to encourage the continued existence of small electrical providers whose energy can be classified as "Green Power." This encouragement shall especially apply to those small "run of river" hydroelectric sites that were created because of the economic incentives provided by the Public Utility Regulatory Policies Act of 1978 (PURPA).
>
> Current economic conditions for small energy providers in the energy market is poor at best and very uneconomical at worse. This poor economics is currently being exacerbated by the way Central Maine Power (CMP) is conducting itself. CMP is currently not complying with their own Net Energy Metering agreements, not abiding by the rulings issued by the Maine Public Utility Commission and not abiding with the rulings issued by the Federal Energy Regulatory Commission. Instead, it is CMP's practice to delay as long as possible their legal obligations if it is to the detriment of the small producers (which appears to be viewed as favorable to CMP). CMP then acquiesces only when forced to comply by the courts or the Commission.
>
> To this end, it shall now be the Company's policy to;
> – offer technical and business guidance to these producers by the Company's experts in the field with the goal of continued operation in the changing energy environment,
> – to offer grants where needed,
> – to purchase power from these facilities for the Company's internal consumption on a Net Energy Metering basis (as long as the Company's load is greater than the production) paying a rate equal to the current business rate for power, and
> – to assist wherever management deems possible, when requested.

Ms. Sheila Cafferillo
December 12, 2001

I would love to solve this arrogant and illegal behavior by CMP without asking for the above to be placed on the upcoming ballot. As a stockholder, if this initiative is placed on the ballot, I believe the results will be detrimental to the value of the stock. I have already watch my stock value decrease significantly and would not like to see it decrease more. I am willing to travel to New York to meet with you or any member of the board. If it is possible, I would like to have a 15 minute meeting with the board where I would be allowed to present the events and we could have an open discussion to reach a mutually satisfactory solution.

In addition, because CMP is not sending monthly statements to producers who are "Net Energy Billing" (my last statement was for the month of August and even though I have a valid and signed contract with CMP for NEB dated in January, I have yet to receive a correct statement), I am willing to work for CMP on a contract basis to perform this work. I know how to do it, and I can do it cheaper for CMP than what is currently being done by a full time employee, (or should I say, "not being done"). I guarantee I will get the statements completed correctly and ready for mailing in a timely manner. According to Mr. Eric Stinneford, Manager, Power Contracts Administration, the NEB billing procedure is manual and very costly for the Company to perform. I am also an experience Programer and could write the code to have this work done automatically if asked. I believe I can save the Company a lot of money given the opportunity.

The bottom line is CMP's attitude and actions towards small producers needs to change. Currently these actions are illegal, unethical and if known and understood by the public, would be detrimental to the Company's public relations. In addition, they force the Company to incur a huge and unnecessary expense as they lose docket after docket with the Maine Public Utility Commission and docket after docket with the Federal Energy Regulatory Commission. Lawyers fees are not cheap. I am willing to work with anyone willing to listen to or work with me. I would prefer that someone working with me to be someone inside the Company and not the commissions. Please help me if you can.

To update you on the events, I am attaching a cursory overview for each hydroelectric facility I own. They are not complete but should give you a flavor of the events. One facility was selling power and the other facility was being Net Energy Metered. I truly would like to not follow through with the current docket ongoing with FERC. I know I will receive a favorable ruling but it will have major implications for the Company that I believe will possibly take the stock value down further. I look forward to your reply.

Thank you in advance for your time and assistance.

Sincerely,

John Bertl

Exhibit B

99 FERC ¶ 61,084

UNITED STATES OF AMERICA
FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners: Pat Wood, III, Chairman;
William L. Massey, Linda Breathitt,
and Nora Mead Brownell.

Central Maine Power Company | Docket No. EL02-11-000

ORDER ACCEPTING
REVISED INTERCONNECTION AGREEMENT, AS CLARIFIED,
AND RESOLVING COMPLAINT PROCEEDING

(Issued April 24, 2002)

By order of October 26, 2001,[1] the Commission set for a paper hearing the reasonableness of an existing interconnection agreement (Contract) between Mr. John Bertl's Abbotts Mill Hydro (Abbotts Mill)[2] and Central Maine Power Company (Central Maine). In the instant order, we accept, as completely supplanting the Contract, Central Maine's replacement interconnection agreement (Replacement Contract), which is based on Central Maine's new, standard interconnection agreement for generators of 100 kW or less. We will permit the Replacement Contract to become effective January 1, 2001, the same date as the Contract. This order also denies certain of Mr. Bertl's requests as, among other things, beyond the scope of this proceeding or of the Commission's authority. This order benefits customers because it fosters generation from very small facilities that use renewable resources.

[1]Central Maine Power Company, 97 FERC ¶ 61,115 (2001) (October Order).

[2]In 1985, Abbotts Mill, located on the Concord River, in Oxford County, Maine, was exempted from all requirements of Part I of the Federal Power Act (FPA), 16 U.S.C. §§ 791a–823c. J.K. Inc., 30 FERC ¶ 62,111 (1985).

BACKGROUND

In May 2000, Mr. Bertl informed Central Maine that he had bought Abbotts Mill, an unmanned, automatic hydroelectric project, with installed capacity of 70 kW[3] and estimated average generation of 19 kW. He said that he planned to sell the project's generation to Pennsylvania Power and Light Company, beginning June 1, 2000, after the existing power purchase agreement (PPA) with Central Maine expired on May 31, 2000.[4] Mr. Bertl states that he agreed to Central Maine installing a real time meter, with a higher monthly charge than previously, and that his impression was that an existing interconnection agreement with Central Maine transferred with the property, like the existing interconnection equipment.[5]

In late December 2000, Central Maine informed Mr. Bertl that to continue selling power, he would have to sign Central Maine's standard form interconnection agreement for facilities with a nameplate rating of 2,500 kW or less that do not require new construction to maintain their interconnection, and a transmission service agreement. Mr. Bertl objected. While discussions followed, they ultimately proved unfruitful in resolving the matter.

On January 31, 2001, in Docket No. ER01-1144-000, Central Maine filed two unexecuted agreements, an unexecuted interconnection agreement (the Contract), and an unexecuted Form of Service Agreement for Non-Firm Local Point-to-Point Transmission Service (TSA) under its Open access Transmission Tariff (Tariff). Central Maine requested an effective date of January 1, 2001. Receiving no interventions, protests or comments after notice of Central Maine's filing issued, staff, in a March 14, 2001 letter order, accepted the Contract and the TSA, pursuant to delegated authority.

The Contract, among other things, obligates Mr. Bertl to carry at least $1,000,000, each, of employers' liability insurance and of comprehensive general liability insurance. The Contract requires a single payment of $662.82 for the undepreciated portion of the interconnection facilities (55% of $1,192.15), and a monthly support charge of $8.67 ($104.04 annually). It requires a single payment of $634.61 for Central Maine's

---

[3]The project has an automatic 50 kW generator and a manual 20 kW generator. Mr. Bertl's September 28, 2001 filing, Attachment E .

[4]Mr. Bertl's September 28, 2001 filing, Attachment A.

[5]January 6, 2001 letter from Mr. Bertl to the Commission, included in Mr. Bertl's January 29, 2002 filing.

investment in a meter, and a monthly operating and maintenance (O&M) metering charge of $47.95 ($575.40 annually).[6] The TSA requires Mr. Bertl to pay a monthly scheduling system control and dispatch charge, estimated at $7.00 ($84 annually), pursuant to Schedule 1 of Central Maine's Tariff, in addition to transmission charges under the Tariff for Non-Firm Local Point-to-Point Transmission Service. It also requires Mr. Bertl to supply transmission information in accordance with Good Utility Practice.[7]

On April 13, 2001, Mr. Bertl requested late intervention and rehearing (Docket No. ER01-1144-001). He complained that the agreements' high costs and onerous reporting requirements would prevent him from operating Abbotts Mill, and requested assistance from the Commission's Dispute Resolution Service (DRS). The Commission, by order of May 10, 2001,[8] directed the DRS to convene a meeting with the parties to foster negotiation and agreement concerning the unexecuted contracts. Discussions ensued, but were again unfruitful. On September 28, 2001, Mr. Bertl informed the Commission that, as of February 14, 2001, Central Maine had billed him $1,355.37 for back expenses, that his monthly interconnection and transmission costs under the Contract would be $785.59, and that he had disconnected Abbotts Mill from the grid, as of July 2001.[9]

In the October order, the Commission adhered to its longstanding policy not to accept late-filed interventions after a Commission order has been issued. It thus denied Mr. Bertl late intervention and dismissed his request for rehearing in Docket Nos. ER01-1144-001, et al.[10] However, concerned that Central Maine's standard interconnection agreement for facilities of 2,500 kW capacity or less may be unjust and unreasonable when applied to extremely small, unmanned, and automatic facilities, such as Abbotts Mill, the Commission, on its own motion, initiated a paper hearing proceeding, in the

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[6]Central Maine's January 31, 2001 filing, Cover Letter and proposed Original Service Agreement No. 117 at Schedules D (Metering) and L (Interconnection Facilities).

[7]Central Maine's January 31, 2001 filing, Cover Letter and proposed Original Service Agreement No. 118.

[8]Central Maine Power Company, 95 FERC ¶ 61,191 (2001).

[9]Mr. Bertl's September 28, 2001 filing at 1 and Attachment B.

[10]Central Maine Power Company, 97 FERC ¶ 61,115 (2001).

instant Docket No. EL02-11-000, pursuant to Section 206 of the FPA,[11] to investigate the justness and reasonableness of the Contract. Additionally, the Commission treated Mr. Bertl's request for rehearing as a timely motion to intervene in this Section 206 proceeding, and granted him intervention in Docket No. EL02-11-000.[12]

Mr. Bertl's Position

Mr. Bertl's position, based on his September 28, 2001, October 12, 2001, December 21, 2001, January 8, 2002, and January 29, 2002 filings, is that he wants the Commission to do the following:

•Not allow enforcement of the Contract and the TSA, and require Central Maine to purchase power from Abbotts Mill under the same terms and conditions as the expired PPA. Presumably, this would be at the previous owner's $27.28 total monthly cost.[13]

•Establish the back charges for Abbott Mill operation for the first six months of 2001, until project shut down in June, at the same rate as the charges Mr. Bertl paid during 2000.

•Not permit any installation fees.

•Require Central Maine to offer a standard interconnection and transmission service agreement for facilities of less than 1 MW capacity, with terms and conditions no more onerous than those of Central Maine's existing net energy billing contracts.

•Eliminate the requirement of real time meters for qualifying facilities (under section 210 of the Public Utility Regulatory Policies Act of 1978 (PURPA))[14] of 300 kW capacity or less.

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[11] 16 U.S.C. § 824e (1994).

[12] 97 FERC at 61,568. On November 8, 2001, the Maine Public Utilities Commission (Maine Commission) intervened in Docket No. EL02-11-000, but did not comment.

[13] Mr. Bertl's September 28, 2001 filing, Attachment B.

[14] See 16 U.S.C. § 824a-3 (1994).

•Establish nation-wide rules governing net energy billing to replace the varying rules of the different states.

•Order Central Maine to make Mr. Bertl whole for the income lost during Abbotts Mill's shut-down, at a rate of $174 for each month of shut-down.

<u>Central Maine's Position</u>

On December 13, 2001, Central Maine filed its original brief in this proceeding. Central Maine reports that the Maine Commission, on November 6, 2001, issued an order that enables Central Maine to waive its insurance requirements and hourly meter-related charges for small renewable generators of 100 kW or less installed capacity.[15] Accordingly, Central Maine "developed a new standard form interconnection agreement for these small renewable generators to remove the meter costs and amend the insurance requirements." Attached to the original brief, Central Maine submitted a replacement interconnection agreement between itself and Abbotts Mill (the Replacement Contract), based on this new standard agreement. Central Maine stated that if Mr. Bertl signed the Replacement Contract, Central Maine would then file it with the Commission to substitute for the Contract on a going-forward basis. The December 13 filing makes no revisions to the TSA. Central Maine made a further filing, styled a reply brief, on January 25, 2002, in which it asked the Commission to dismiss the case.

The Replacement Contract requires Mr. Bertl to carry insurance that Mr. Bertl reasonably determines to be sufficient to cover the risks associated with operation and maintenance of the facility. Concerning interconnection facilities, it continues, unchanged, the charge of $662.82 for the undepreciated portion of the interconnection facilities, and raises the monthly O&M charge minimally (from $8.67 to $8.77).[16]

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[15]Central Maine Power Company, "Accounting Order Regarding Small Renewable Generators" (Maine Public Utilities Commission Docket No 2001-742, November 6, 2001).

[16]Central Maine's December 10, 2001 filing, Schedule L to the Replacement Contract.

Concerning meters, it states no express charges. However, Schedule A indicates that Central Maine shall own and maintain the Revenue Metering at Abbotts Mills' expense.[17]

DISCUSSION

Procedural Matters

Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,[18] the Maine Commission's intervention serves to make it a party to this proceeding.

Interconnection and Transmission Service Agreements

It appears that Central Maine's Replacement Contract largely meets Mr. Bertl's objections. We will accept it, effective January 1, 2001, with the understanding that Central Maine bears the cost of metering, consistent with its representations discussed above.[19] Central Maine is hereby directed to file, within 30 days of the date of this order, and consistent with Designation of Electric Rate Schedule Sheets, Order No. 614, FERC Statutes and Regulations, Regulations Preambles July 1996–December 2000 ¶ 31,096 (2000), a compliance filing incorporating the Replacement Contract, as corrected.

In addition, the TSA's monthly $7.00 scheduling system control and despatch charge does not appear to be excessive. Moreover, the transmission service offered under the TSA is offered, pursuant to Central Maine's Tariff, to all similarly situated customers and is not unduly discriminatory. Finally, the reporting requirements that Mr. Bertl finds objectionable appear to be merely those associated with Good Utility Practice.

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[17]Central Maine's December 10, 2001 filing, Schedule A, item III to the Replacement Contract. While Schedule A states that this is to be done at Abbott Mill's expense, presumably Central Maine intended to say "at Central Maine's expense," in line with its statements in the Cover Letter and its January 25, 2002 filing that it was removing meter costs for renewable generating facilities of 100 kW or less, and in line with the figures presented in the spreadsheet to its December 7, 2001 letter to Mr. Bertl, in Central Maine's December 10, 2001 filing, Exhibit D.

[18]18 C.F.R. § 385.214 (2001).

[19]See supra note 17.

Back Charges

Central Maine stated, in its December 7, 2001 letter to Mr. Bertl,[20] that it is willing to waive the outstanding hourly metering costs and fees that were the subject of a collection action, subject to Mr. Bertl's willingness to pay the otherwise outstanding balance of $793.22. This figure consists of the already identified $662.82 for the undepreciated portion of the interconnection facilities, and January through June 2001 arrearage for Direct Allocation Facilities ($59.89), for ancillary services ($29.68), for Point-to-point transmission ($7.75) and for services described as "Retail" ($33.08). These charges for interconnection and for transmission service under the TSA appear to be reasonable.

On this basis, we find that while Mr. Bertl is responsible for the $793.22, he will not be subject to the hourly metering costs and fees that were also included in the collection action.

Remaining Bertl Requests

We will not do away with the necessity for Abbotts Mill to have interconnection and transmission service agreements, nor will we require Central Maine to purchase power from Abbotts Mill. If Mr. Bertl wishes to sell the power generated by Abbotts Mill, the facility must interconnect with and use Central Maine's transmission grid. This necessitates an interconnection agreement and a transmission service agreement under Central Maine's Tariff.[21] Moreover, today, Central Maine's business is solely electric transmission and distribution; it no longer sells power.[22] Therefore, it is not an electric utility as defined in section 3(4) of PURPA,[23] and is not subject to the power purchase requirements of section 210 of PURPA.

We decline to accept Mr. Bertl's suggestion that we eliminate the requirement of real-time meters for small generators. Such metering is necessary for planning and

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[20]Central Maine's December 10, 2001 filing, Exhibit D.

[21]See 18 C.F.R. §§ 35.1(a), 35.2(b) (2001). See also Tennessee Power Company, 90 FERC ¶ 61,238, reh'g dismissed, 91 FERC ¶ 61,238 (2000) (interconnection is an element of transmission service).

[22]Central Maine's January 25, 2001 filing at 4.

[23]16 U.S.C. § 2602(4) (1994); accord 18 C.F.R. §§ 292.301(a), 292.303(a) (2001).

billing. In any event, as noted above, Central Maine does not intend to charge for metering so Mr. Bertl's claim is moot.[24]

Mr. Bertl's suggestion that the Commission open a generic proceeding to establish nation-wide rules governing net energy billing is not properly the subject of this proceeding, which is limited solely to interconnection and transmission service agreements pertaining to Abbotts Mill.

Mr. Bertl's request for damages to make him whole for lost generation, at a rate of $174 per month, is not cognizable under the FPA.[25]

The Commission orders:

(A) Central Maine's Replacement Contract is hereby accepted for filing, effective January 1, 2001, subject to Central Maine making the compliance filing directed in Ordering Paragraph (B) below.

(B) Central Maine is hereby directed, within 30 days of the date of this order, to file, as a compliance filing, its Replacement Contract with Schedule A revised to show that Central Maine is responsible for owning and maintaining the Revenue Metering at Central Maine's expense. Such filing shall be consistent with the requirements of Order No. 614.

By the Commission.

(S E A L)

Linwood A. Watson, Jr.,
Deputy Secretary.

[24]See supra note 17.

[25]See New England Power Pool, 98 FERC ¶ 61,299 at 62,290 n.6 (2002) (Commission without authority under the FPA to order reparations, citing Gulf States Utilities Co. v. Alabama Power Co., 824 F.2d 1465, 1471 (5th Cir. 1987)).

Exhibit C

February 4, 2003

Huber Lawrence & Abell
605 Third Avenue
New York, NY 10158

Ladies and Gentlemen:

I have acted as Maine counsel for Energy East Corporation ("Energy East") and Central Maine Power Company ("CMP"), a wholly-owned subsidiary of Energy East, in connection with matters related to an Energy East shareholder proposal ("Shareholder Proposal") and correspondences in the form of letters ("Letters") dated December 12, 2001 and December 20, 2002 submitted by John Bertl (the "Proponent"), a shareholder of Energy East.

In connection with this opinion, I have examined the Shareholder Proposal and the Letters.

Based on the foregoing, I am of the opinion that:

(i) Maine law prohibits CMP, as an investor-owned transmission and distribution utility, from owning, having a financial interest in or otherwise controlling generation or generation-related assets;

(ii) CMP, as an electric utility, may not be required to enter into a contract to purchase power from a qualifying facility; and

(iii) CMP's purchase of power from the Proponent's Abbotts Mill hydroelectric generating station would violate Maine law.

The opinions expressed herein are limited to the laws of the State of Maine and to applicable United States federal law and I express no opinion as to the law of any other jurisdiction.

I understand that you are delivering a no-action request to the Securities and Exchange Commission ("SEC"). I authorize you to rely on this opinion to the extent you deem desirable in rendering any correspondences that you may give to the SEC, and to deliver copies of this opinion with your correspondences. It shall not, however, be circulated to, or relied upon in any manner by, any other person or for any other purpose without my prior written consent.

/s/ R. Scott Mahoney
R. Scott Mahoney, Esq.
Counsel for Energy East Corporation
and Central Maine Power Company
Maine Bar #7178

LAW OFFICES OF

HUBER LAWRENCE & ABELL

605 THIRD AVENUE

NEW YORK, N.Y. 10158

TELEPHONE
(212) 682-6200

FACSIMILE
(212) 661-5759

WASHINGTON OFFICE
1001 G STREET, N.W.
WASHINGTON, D.C. 20001
(202) 737-3880

Direct Dial: 455-5515

March 19, 2003

VIA FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20594

Re: **Energy East Corporation 2003 Annual Meeting Shareholder Proposal**

Gentlemen:

This letter refers to our filing under Rule 14a-8(i) on February 4, 2003, with respect to the shareholder proposal and supporting statement submitted by Mr. John Bertl to Energy East Corporation.

Please be advised that we have been informed by Mr. Bertl that this proposal has been withdrawn. A copy of the letter from Mr. Bertl withdrawing this proposal is attached hereto. In light of Mr. Bertl's decision to withdraw his proposal, the Company hereby withdraws its no-action request.

Very truly yours,

Frank Lee

FL/lv

cc: Robert D. Kump
Mr. John Bertl

\\NY1\SYS\ATTY\LEE\SEC\SEC_03_19_03.doc

March 12, 2003

John Beitt
32 Bog Road
New Portland, ME 04961

Ms Sheila Cafferilla
C/o Energy East Corp
P.O. Box 3200
Ithaca, New York 14852

Dear Ms Cafferilla,

I am sorry for my earlier letter and am writing this letter asking you to please withdraw my request for a stockholder initiative. EAS stock has decreased in value significantly and I don't want to see the slide continue.

Instead I am asking you to please get me an appointment with the Board of Directors where I can speak to them for ten minutes.

Thank you in advance for your help.

John Beitt

LAW OFFICES OF
HUBER LAWRENCE & ABELL

FACSIMILE

605 THIRD AVENUE
NEW YORK, N.Y. 10158
TELEPHONE (212) 682-6200
TELECOPIER (212) 661-5759

Date:	March 19, 2003
Attention:	Grace Lee
Firm Name:	Securities and Exchange Commission
From:	Frank Lee
No. of Pages Including Cover Page:	3
Matter:	66661/99990
Telecopy No.:	(202) 942-9525
	Re: Energy East Corporation
Comments:	

If message is not received, please call operations at (212) 455-5548. Any facsimile response should be directed to (212) 661-5759.